December 22, 2010

Dear Shareholder:

I am pleased to inform you that Eurand N.V. (“Eurand”) has entered into a share purchase agreement with Axcan Pharma Holding B.V. (“Parent”) and Axcan Holdings Inc., a wholly owned subsidiary of Parent (“Buyer”). In accordance with the share purchase agreement, Buyer has commenced a tender offer to purchase all of the outstanding ordinary shares of Eurand at a price of $12.00 per share in cash (such amount, the “Offer Price”). The tender offer is conditioned upon, among other things, 80% of the outstanding ordinary shares of Eurand being tendered and not withdrawn and the receipt of required regulatory approvals. The tender offer will be followed by a sale of all or substantially all of the assets of Eurand (the “Asset Sale”), after which Buyer intends to cause Eurand to be dissolved and liquidated, in accordance with Dutch liquidation procedures. In connection therewith, each holder of Eurand ordinary shares not tendered in the offer would then receive cash in an amount equal to the Offer Price multiplied by the number of untendered ordinary shares held by such shareholder, without interest thereon and less applicable withholding taxes.

After careful consideration, your Board of Directors has approved the share purchase agreement, determined that the offer and the other transactions contemplated by the share purchase agreement are fair to, advisable and in the best interests of Eurand and its shareholders, other relevant constituencies, Eurand’s subsidiaries and the enterprises carried on by Eurand and its subsidiaries. Your Board of Directors recommends that you accept the offer and tender your shares pursuant to the terms of the offer.

In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the attached Solicitation/Recommendation Statement on Schedule 14D-9, including the unanimous recommendation of the special committee composed of independent non-executive directors (as determined under the laws of The Netherlands) of the Board of Directors.

Also attached are Buyer’s Offer to Purchase, dated December 21, 2010, Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. The Schedule 14D-9 describes in more detail the reasons for your Board’s conclusions and contains other information relating to the tender offer. We urge you to consider this information carefully.

Angelo C. Malahias
Chairman of the Special Committee
of the Board of Directors